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                               November 22, 2021

       Ranjit Gupta
       Chief Executive Officer
       Azure Power Global Limited
       5th Floor, Southern Park, D-II
       Saket Place, Saket, New Delhi 110017
       India

                                                        Re: Azure Power Global
Limited
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-3
                                                            Filed November 10,
2021
                                                            File No. 333-249479

       Dear Mr. Gupta:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Form F-3

       General

   1. We note that the Form F-3 declared effective on October 23, 2020 registered the primary offering of up to $250
million of equity shares, debt securities and warrants and that you seek to now also
register the offer and sale of rights via post-effective amendment. Please disclose the reasons
for filing this post-effective amendment and explain why you believe you are able to
register the offer and sale of rights now in light of the general prohibition against adding
securities by means of a post-effective amendment contained in Securities
                                                        Act Rule 413(a). Refer
also to Securities act Rules Compliance and Disclosure
                                                        Interpretation 210.01.
 Ranjit Gupta
Azure Power Global Limited
November 22, 2021
Page 2
2. We note you filed your Form 20-F for the fiscal year ended March 31, 2021 on July 28,
      2021. Please revise the registration statement to include updated financial statements and file an updated auditor's consent. Refer to Rule 8-08 of Regulation S-X. Please also update the financial and other information presented throughout the prospectus, including the date of the prospectus on the prospectus cover page, references to your annual report for the fiscal year ended March 31, 2020 and disclosures under
      "Capitalization," "Description of Equity Shares" and "Selling
Shareholders."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameRanjit Gupta
                                                           Division of
Corporation Finance
Comapany NameAzure Power Global Limited
                                                           Office of Energy &
Transportation
November 22, 2021 Page 2
cc:       John Nelson Chrisman
FirstName LastName